UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Euronav NV

(Name of Subject Company)

Compagnie Maritime Belge NV

(Offeror – Name of Filing Person)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number of Class of Securities)

Ludovic Saverys

Chief Financial Officer

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp Belgium

Telephone: +32 3 247 59 11

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Telephone: (212) 521-5400

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB” or the “Offeror”), with the U.S. Securities and Exchange Commission (the “Commission”) on February 14, 2024, as amended and supplemented by Amendment No. 1 thereto filed by CMB with the Commission on February 27, 2024 (the “Schedule TO”). The Schedule TO relates to the offer by CMB to purchase all outstanding ordinary shares, no par value (“Ordinary Shares” or the “Shares”), of Euronav NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“Euronav” or the “Company”), beneficially owned by U.S. Holders for $17.86 per share in cash, without interest and less any applicable withholding taxes, reduced on a dollar-for-dollar basis by the gross amount of any distributions by Euronav to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling after the date of the Offer to Purchase and before the Settlement Date (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 2 provides U.S. Holders with more detailed disclosure regarding certain matters described in the Offer to Purchase relating to the Vessel Sale and the Settlement Agreement which were consummated on November 22, 2023. This Amendment No. 2 does not amend any of the terms of the U.S. Offer. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items identified in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 1. Summary Term Sheet

The Offer to Purchase and Item 1 of the Schedule TO are hereby amended and supplemented by deleting in its entirety the fifth paragraph of the cover page of the Offer to Purchase and replacing it with the following:

“Euronav’s Supervisory Board expresses no opinion regarding the Offers to holders of Ordinary Shares and remains neutral with respect to the Offers. The Supervisory Board expressed unanimously that holders of Ordinary Shares who are aligned with Euronav’s new strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary Shares who do not support Euronav’s new strategy should tender their Ordinary Shares in the Offers. The Supervisory Board advises shareholders to consult their own financial, tax and legal advisors and make such other investigations concerning the Offers as they deem necessary in order to make an informed decision with respect to the Offers.”

The Offer to Purchase and Item 1 of the Schedule TO are hereby amended and supplemented by deleting in its entirety the fifth paragraph under the heading “IMPORTANT INFORMATION” of the Offer to Purchase and replacing it with the following:

“Euronav’s Supervisory Board expresses no opinion regarding the Offers to holders of Ordinary Shares and remains neutral with respect to the Offers. The Supervisory Board expressed unanimously that holders of Ordinary Shares who are aligned with Euronav’s new strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary Shares who do not support Euronav’s new strategy should tender their Ordinary Shares in the Offers. The Supervisory Board advises shareholders to consult their own financial, tax and legal advisors and make such other investigations concerning the Offers as they deem necessary in order to make an informed decision with respect to the Offers.”

The Offer to Purchase and Item 1 of the Schedule TO are hereby amended and supplemented by deleting in its entirety the fifth paragraph under the heading “INTRODUCTION” of the Offer to Purchase and replacing it with the following:

“Euronav’s Supervisory Board expresses no opinion regarding the Offers to holders of Ordinary Shares and remains neutral with respect to the Offers. The Supervisory Board expressed unanimously that holders of Ordinary Shares who are aligned with Euronav’s new strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary Shares who do not support Euronav’s new strategy should tender their Ordinary Shares in the Offers. The Supervisory Board advises shareholders to consult their own financial, tax and legal advisors and make such other investigations concerning the Offers as they deem necessary in order to make an informed decision with respect to the Offers.”

The Offer to Purchase and Item 1 of the Schedule TO are hereby amended and supplemented by deleting in its entirety the section of the Summary Term Sheet entitled “Recommendation of Euronav’s Supervisory Board” and replacing it with the following:

“Recommendation of Euronav’s Supervisory Board	The Company’s Supervisory Board (the “Supervisory Board”) expresses no opinion regarding the Offers to holders of Ordinary Shares and remains neutral with respect to the Offers. The Supervisory Board reached the conclusion to remain neutral with respect to the Offers because it determined, after consideration of the factors and reasons described in the Schedule 14D-9 (as defined below), that the decision of a holder of Ordinary Shares with respect to the Offers will substantially depend on its view of Euronav’s new strategy. The Supervisory Board expressed unanimously that holders of Ordinary Shares who are aligned with Euronav’s new strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary Shares who do not support Euronav’s new strategy should tender their Ordinary Shares in the Offers. The Supervisory Board urges each shareholder to make its own decision regarding the Offers based on all available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, particularly in light of its new strategy, the factors considered by the Supervisory Board as described in the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) filed by Euronav with the U.S. Securities and Exchange Commission (the “SEC”) and any other factors that the shareholder deems relevant to its investment decision. The Supervisory Board also urges each shareholder to consult with its financial and tax advisors regarding the Offers. A more complete description of the Supervisory Board’s recommendation is set forth in the Schedule 14D-9 filed by the Company with the SEC and furnished to shareholders of the Company in connection with the U.S. Offer.”

The Offer to Purchase and Item 1 of the Schedule TO are hereby amended and supplemented by deleting in its entirety, the Question & Answer entitled “Have the Offers been recommended by Euronav’s Supervisory Board?” under the heading “Questions & Answers About the Offers” and replacing it with the following:

“Have the Offers been recommended by Euronav’s Supervisory Board?

The Company’s Supervisory Board (the “Supervisory Board”) expresses no opinion regarding the Offers to holders of Ordinary Shares and remains neutral with respect to the Offers. The Supervisory Board reached the conclusion to remain neutral with respect to the Offers because it determined, after consideration of the factors and reasons described in the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) filed by Euronav with the SEC, that the decision of a holder of Ordinary Shares with respect to the Offers will substantially depend on its view of Euronav’s new strategy. The Supervisory Board expressed unanimously that holders of Ordinary Shares who are aligned with Euronav’s new strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary Shares who do not support Euronav’s new strategy should tender their Ordinary Shares in the Offers. The Supervisory Board believes that a shareholder’s decision whether or not to tender its Ordinary Shares in the Offers and, if so, the number of Ordinary Shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The Supervisory Board urges each shareholder to make its own decision regarding the Offers based on all available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, particularly in light of its new strategy, the factors considered by the Supervisory Board as described in the Schedule 14D-9 and any other factors that the shareholder deems relevant to its investment decision. The Supervisory Board also urges each shareholder to consult with its financial and tax advisors regarding the Offers. Under U.S. law, within ten business days after the commencement of the U.S. Offer, the Company is required to file with the SEC and distribute to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 stating whether it recommends in favor of the U.S. Offer, recommends against the U.S. Offer, expresses no position and remains neutral in connection with the U.S. Offer or expresses that it is unable to take a position regarding the U.S. Offer. In each case, the Company is required to explain the reasons for its position. The reasons for the Euronav’s Supervisory Board’s position have been set forth in the Schedule 14D-9 that was filed by Euronav with the SEC and furnished to shareholders of the Company in connection with the U.S. Offer. You should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under subheading (b) “Background and Reasons for the Supervisory Board’s Position.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The Offer to Purchase and Item 5 of the Schedule TO are hereby amended and supplemented by adding the following immediately preceding “THE U.S. OFFER – Section 10. Past Contacts, Transactions, Negotiations and Agreements – The Transaction” of the Offer to Purchase:

“Advice of the Independent Committee of Euronav’s Supervisory Board

On September 15, 2023, the Supervisory Board of the Company requested the committee of independent members of the Supervisory Board (the “Independent Committee”) to issue written reasoned advice as referred to in Article 7:116 of the Belgian Companies and Associations Code (“BCAC”) in connection with the Vessel Sale and the Settlement Agreement (the “Independent Committee Report”). Under Article 7:116 of the BCAC, the Independent Committee was required to frame the Vessel Sale and Settlement Agreement within the strategy pursued by the Company, and indicate whether, if the transaction is detrimental to the Company, it is offset by other elements in that strategy, or is manifestly unlawful. The Independent Committee Report concluded that it was of the view that “in light of the integrated long-term solution to the deadlock within the Company, the Vessel Sale and the Settlement Agreement are not manifestly unlawful in nature and that it is unlikely that the Vessel Sale and the Settlement Agreement would result in disadvantages to the Company that are not outweighed by benefits to the Company.” The Independent Committee therefore approved the proposed Vessel Sale and Settlement Agreement. The Independent Committee Report was posted to the Company’s website in connection with the Company’s Special General Meeting of Shareholders (“SGM”) held on November 21, 2023. The Company also filed a Current Report on Form 6-K with the SEC on March 1, 2024, directing the Company’s shareholders to certain pages on its website www.euronav.com, where interested shareholders can view a complete copy of the Independent Committee Report as well as other documents related to the Transaction and the CMB.TECH Transaction.

Background of the structural and strategic deadlock at Euronav’s Supervisory Board

Prior to the consummation of the Share Purchase, the Company had two reference shareholders, Famatown Finance Limited/Frontline plc (“Frontline”) and CMB (“CMB” and together with Frontline, the “Reference Shareholders”), each of which held approximately 25% of the Ordinary Shares. The fundamental difference in view on the medium- to long-term strategy of the Company between the two Reference Shareholders led to a strategic deadlock within the Company. The strategic deadlock was reinforced by a structural deadlock resulting from the fact that each Reference Shareholder had a blocking minority on structural decisions and the existence of various factions within the Euronav’s Supervisory Board.

The Structural Deadlock at the Shareholder Level. Each of the Reference Shareholders controlled voting rights of approximately 25% as of June 5, 2023. Under the BCAC this provides shareholders with a blocking minority on certain significant structural decisions (such as changing the articles of association, effecting a merger, approving capital increases and effecting a liquidation of the Company).

The Structural Deadlock at the Supervisory Board Level. Pursuant to Article 14 of the Company’s coordinated articles of association, the Supervisory Board is composed of at least five and maximum of ten members. Prior to the consummation of the Share Purchase, the Supervisory Board was composed of seven members as follows: three independent directors; two directors appointed by Frontline; and two directors appointed by CMB. In the absence of a consensus within the Supervisory Board, decisions could only be made by majority of the Supervisory Board members. The Independent Committee Report noted that “[A]ssuming that directors vote along with the other directors proposed by the same shareholder, this would imply that decisions require support from two of the three groups of directors to be adopted. The structural deadlock with varying majorities within the Supervisory Board depending on the topic made the outcome of decision-making at the Supervisory Board less certain and predictable.”

The Reference Shareholders had diverging views on the capital allocation for the reinvestment of the returns of the Company.

(a)

The then current strategy of the Company centered around its identity as a tanker company engaged in the ocean transportation and storage of crude oil, relying on a modern fleet to operate at the top end of the crude oil transportation and storage market. In line with this strategy, the then current ambition was to further consolidate in that market, allowing to further show leadership to drive sustainability and innovation based on an integrated platform.

(b)

Since the end of 2021, CMB had expressed an alternative strategic view for the Company, aimed at a diversification into different shipping segments to decrease the dependency on the transportation of crude oil. This strategy would be accompanied by an intensified decarbonization of the fleet and by deploying capital towards the development of low carbon engines and fuel supply systems and to the production of low-carbon fuels.

(c)

Frontline’s strategy for the Company was one of a large, diverse fleet of modern tankers with young and energy efficient vessels. Compared with Euronav’s current integrated full-service platform with a focus on innovation, the Independent Committee believed Frontline stood for a different, “lean-and-mean” approach whereby services are outsourced to external providers (such as ship management, fuel and fleet optimization services).

The Independent Committee noted that these conflicting views on strategy made aligned decision-making within the Supervisory Board uncertain and challenging, particularly with respect to long-term planning and capital allocation and therefore negatively impacted Euronav’s competitive position.

Expected impact of a lasting deadlock on the Euronav’s future

The Independent Committee believed that the deadlock, as described above, may adversely impact the Company’s ability to adapt to customer expectations and market evolutions, which it expected to be value destructive in the longer term as a continuing deadlock could hinder reaching a consensus on crucial strategic decisions, such as, among other things, purchasing and disposing of vessels and making distributions to shareholders. Furthermore, the Independent Committee noted that it was difficult to manage the Company on the basis of varying majorities in the Supervisory Board without clear guidelines for the management board.

The Vessel Sale and the Settlement Agreement together with the Share Purchase, were proposed as an integrated solution to the structural and strategic deadlock then facing Euronav.”

The Offer to Purchase and Item 5 of the Schedule TO are hereby amended and supplemented by replacing the second paragraph in “THE U.S. OFFER – Section 10. Past Contacts, Transactions, Negotiations and Agreements – The Transaction – Settlement Agreement between Euronav and Frontline” of the Offer to Purchase with the following:

“Both management of Euronav and the Independent Committee retained experts to assess the value of the arbitration claim it had filed against Frontline for specific performance of the Proposed Combination. These experts assessed the net present value of the claim ranging between 0 and 600 million Euros representing Euronav’s share of projected synergies of the Proposed Combination assuming that Euronav prevailed in the arbitration and Frontline would accordingly be compelled to effect the Proposed Combination and the various conditions of the proposed exchange offer were met. The Independent Committee noted that Frontline had clearly expressed its unwillingness to proceed with the deadlock resolution if Euronav would not waive the arbitration claim without compensation, thereby making the Arbitration Settlement a prerequisite for the deadlock resolution; that both CMB and Frontline/Famatown signaled that they would not give up their positions in the absence of the deadlock resolution; that the deadlock would therefore continue to exist – and could become even more impactful – in the absence of an integrated solution; and that the proposed transactions would give minority shareholders the opportunity by way of the Offers to either exit the Company at a premium to Euronav’s stock price or remain a shareholder of the Company. The Independent Committee stated that it balanced the absence of compensation in terminating the arbitration against the benefit of resolving the deadlock. The Independent Committee also noted that the tanker market was then at a high level, and that while the impact might not be as visible, the expectation would be that, as Euronav goes through the cycle with material sector challenges, agility and decisiveness were of the essence to generate shareholder value and that solving the deadlock situation could therefore outweigh the potential value of the arbitration. Following the recommendation by the Independent Committee, which was also reviewed by Euronav’s statutory auditor, Euronav’s Supervisory Board approved the transactions unanimously. The members of the Supervisory Board appointed by the Reference Shareholders abstained from the decision-making. On November 21, 2023, the shareholders of Euronav approved the conditionality of the Vessel Sale and the Arbitration Settlement on the completion of the Share Purchase in accordance with Article 7:151 of the BCCA.”

The Offer to Purchase and Item 5 of the Schedule TO are hereby amended and supplemented by adding the following new subsections immediately following the end of the last paragraph in “THE U.S. OFFER – Section 10. Past Contacts, Transactions, Negotiations and Agreements – The Transaction – Mandatory takeover bid by the Offeror” of the Offer to Purchase:

“The Independent Committee concluded in the Independent Committee Report that the Offer Price is in line with Euronav’s NAV, representing Euronav’s intrinsic value. The Independent Committee based this conclusion on the following: (i) at that time, based on the last available “normal trading reference” of the Ordinary Shares on September 28, 2023, the trading price of the Ordinary Shares was trading close to Euronav’s NAV; (ii) the Offer Price represents a substantial premium compared to the trading price of the Ordinary Shares on October 5, 2023 (immediately prior to a press release issued by Euronav in response to media reports and the temporary suspension of trading of the Ordinary Shares on Euronext Brussels), (iii) the premium of the Offer Price over the 30 and 90 day VWAP of the Ordinary Shares was modest; and (iv) the Offers were to be made by CMB, which at the time of the launch of the Offers would already hold a controlling stake in Euronav such that a control premium would not be applicable. The Independent Committee noted that compared to similar crude oil tanker transactions, the Independent Committee’s financial advisor, Lazard, typically observes a discount to NAV with transactions at NAV at the higher end of the range and that stock exchange listed peer companies also trade at a discount to NAV, with the exception of Frontline which almost consistently trades above NAV. On this basis, the Independent Committee concluded that the Offer Price appeared to reflect Euronav’s intrinsic value and therefore would provide Euronav’s shareholders the opportunity to sell their Ordinary Shares in the Offers at a reasonable price.

Selection of the Vessel Valuation Firms.

In August 2023, CMB and the parties to the Share Purchase obtained fair market valuations of the vessels (the “Independent Vessel Valuations”) in Euronav’s fleet from three independent third-party ship brokerage firms: Arrow Valuations Ltd. (“Arrow”), Fearnleys AS (“Fearnleys”) and VesselsValue Ltd. (“VesselsValue”). The parties agreed that CMB, the Sellers, and the Company would each select an independent third-party ship brokerage firm to conduct the vessel valuations. CMB selected VesselsValue, the Sellers selected Fearnleys, and Euronav selected Arrow.

The Independent Committee separately obtained a fair market valuation of the vessels in the Company’s fleet as of August 31, 2023 from a fourth independent third-party ship brokerage firm, Braemar Plc (“Braemar” and, together with Arrow, Fearnleys and VesselsValue, the “Valuation Firms”) as part of its review of the transactions and approval of the Vessel Sale under the Framework Agreement and the termination of the arbitration against Frontline in connection with the Combination Agreement under the Settlement Agreement, as described in the Independent Committee Report referred to above.

All of the vessel valuations were conducted by the Valuation Firms as of August 31, 2023 (except for the Arrow valuations which were conducted as of August 30, 2023). Each of the Valuation Firms are internationally recognized for their vessel valuation services in the crude oil tanker sector of the shipping industry.

As is common in the shipping industry, the Independent Vessel Valuations are “desk appraisals” and are not based on an actual inspection of the vessels. Desk appraisals generally assume that the vessels are in sound seagoing condition, class maintained, undamaged, fully equipped, freely salable, debt free and charter free, and are based on a number of factors including an examination of information available in public databases regarding a vessel, precedential purchase and sale transactions as well as a general analysis of VLCC resale market conditions.

The Vessel Valuations used in the Vessel Sale.

The purchase price of $2.350 billion for the Vessel Sale reflects the arithmetic mean average of the Independent Vessel Valuations of the 24 VLCCs that Euronav sold to Frontline in the Vessel Sale as follows ($ in millions):

Arrow	Fearnleys	VesselsValue	Average	Braemar
$2,449	$2,286	$2,314	$2,350	$2,417

The Independent Committee concluded in the Independent Committee Report that the FMV of these 24 VLCCs as determined by Braemar ($2.417 billion) was 2.9% higher than the average of the FMV as determined by the other three Valuation Firms ($2.350 billion), indicating that such purchase price was reasonable on the basis of the asset value. The Independent Committee also appointed Lazard as its financial advisor in connection with the Vessel Sale. The Independent Committee took note in the Independent Committee Report of an explanation and analysis that Lazard provided to it regarding the financial terms of the Vessel Sale. The Independent Committee noted that on the basis of a comparison of the Independent Vessel Valuations, Lazard’s analysis concluded on a valuation range of between $2.286 billion and $2.449 billion and that the aggregate purchase price for the Vessel Sale of $2.350 billion is within this range. The Independent Committee also noted that Lazard’s analysis considered the Price/NAV ratios of selected precedent transactions, concluding on an average Price/NAV ratio of 0.9x and a median of 1.0x, which was in line with the ratio applied for the Vessel Sale.

The Vessel Valuations used in the Share Purchase.

The per Share purchase price of $18.43 in the Share Purchase was the result of a negotiated agreement between CMB and the Sellers of the adjusted NAV of Euronav’s fleet as of September 30, 2023, the calculation of which was based upon the arithmetic mean average of the Independent Vessel Valuations as of August 2023 of the remaining vessels in Euronav’s fleet that were not sold to Frontline in the Vessel Sale as follows ($ in millions):

Arrow	Fearnleys	VesselsValue	Average	Braemar
$3,191	$2,983	$3,011	$3,063	$3,142

The arithmetic mean average of $3.06 billion for these remaining vessels was added to the purchase price of $2.35 billion for the vessels in the Vessel Sale, which resulted in a total FMV for Euronav’s fleet of $5.41 billion. This figure was adjusted for working capital, cash, debt, remaining capital expenditures and other transaction specific adjustments as agreed between CMB and Frontline to calculate an adjusted NAV of $3.72 billion, or $18.43 per Share.

For more information on the adjustments made to the total fleet FMV used by the parties to calculate the adjusted NAV, see THE U.S. OFFER — Section 10. “Past Contacts, Transactions, Negotiations and Agreements — The Transaction — Determination of the purchase price for the Share Purchase and the Offer Price in the Mandatory Bid.”

Item 6. Purposes of the Transaction and Plans or Proposals

The Offer to Purchase and Item 6 of the Schedule TO are hereby amended and supplemented by adding the following as the first sentence in “THE U.S. OFFER – Section 11. Purpose of the Offers; Plans for Euronav – Plans for Euronav – Strategy” of the Offer to Purchase:

“Although the Vessel Sale did not fit within the strategy that Euronav had previously communicated of consolidation in the crude oil transportation market, and it would result in a disposal (deconsolidation) of the Company’s crude oil tankers, the Independent Committee observed at the time that a significant constituency of the Supervisory Board and the Company’s shareholders supported a strategy focused on diversification away from crude oil tankers. The Independent Committee determined that the Vessel Sale would enable such strategic change as it would provide capital to Euronav to be able to acquire a more diversified fleet from CMB in the future.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2024	COMPAGNIE MARITIME BELGE NV

	By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Chief Financial Officer